# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMC ENTERTAINMENT HOLDINGS, INC., CIK 0001411579
CUSIP: 00165C302
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: ONE AMC WAY, 11500 ASH STREET, LEAWOOD, Kansas (KS), 66211
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001050464

## Reporting persons
- PECONIC PARTNERS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 56,434,141; sole dispositive power 0; shared dispositive power 56,434,141; aggregate amount beneficially owned 56,434,141 (6.3% of the class)

## Item 1. Issuer
Name of issuer: AMC ENTERTAINMENT HOLDINGS, INC.
Address of issuer's principal executive offices: ONE AMC WAY, 11500 ASH STREET, LEAWOOD, KANSAS, 66211

## Item 2. Person Filing
Name of person filing: Peconic Partners LLC
Address of principal business office or, if none, residence: 599 Lexington Ave, 46th Floor, New York, NY 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), group (OO)

## Item 4. Ownership
Amount beneficially owned: 56,434,141
Percent of class: 6.32%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 56,434,141
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 56,434,141

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The group consists of Peconic Partners, LLC and William F. Harnisch. Mr. Harnisch is the owner of Peconic Partners, LLC and holds 300,000 shares of the 56,434,141 shares.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PECONIC PARTNERS LLC: William F. Harnisch, President and Chief Executive Officer (11/02/2026)